UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 52694 / October 28, 2005

Admin. Proc. File No. 3-11858

In the Matter of

CMKM DIAMONDS, INC.

ORDER DISMISSING REVIEW PROCEEDING AND NOTICE OF FINALITY

On August 5, 2005, the Commission granted the petition of CMKM Diamonds, Inc. for review of an administrative law judge's initial decision. 1/ On October 26, 2005, CMKM Diamonds requested that its petition be withdrawn and that the Commission make the initial decision of the administrative law judge, and her order revoking the registration of the company's securities, final. It is appropriate to grant CMKM Diamonds' requests.

Accordingly, it is ORDERED that this review proceeding be, and it hereby is, dismissed.

Notice is hereby given that the initial decision of the administrative law judge has become the final decision of the Commission with respect to CMKM Diamonds, Inc. The order contained in that decision revoking the registration of the securities of CMKM Diamonds, Inc. is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

1/   CMKM Diamonds, Inc., Initial Decision Rel. No. 291 (July 17, 2005), __ SEC Docket __.

INITIAL DECISION RELEASE NO. 291
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11858

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the Matter of	:	
	:	
	:	INITIAL DECISION
CMKM DIAMONDS, INC.	:	July 12, 2005
	:	

APPEARANCES: Leslie A. Hakala, Gregory C. Glynn, and John B. Bulgozdy for the Division of Enforcement, Securities and Exchange Commission

Donald J. Stoecklein for CMKM Diamonds, Inc.

Bill Frizzell for John Martin, et al., (Owners Group)[1]

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

PROCEDURAL HISTORY

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 16, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the common stock of CMKM Diamonds, Inc. (CMKM Diamonds), is registered with the Commission pursuant to Section 12(g) of the Exchange Act, and that since registering its stock, CMKM Diamonds has not filed an annual report on Form 10-K or 10-KSB since May 9, 2002, or a quarterly report on Form 10-Q or 10-QSB since November 18, 2002. As a result, the OIP alleges that CMKM Diamonds has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

CMKM Diamonds filed its Answer on April 12, 2005, in which it admitted that the factual allegations in the OIP are true but denied that it failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13. (Answer 1-2.)

I held a one-day public hearing on May 10, 2005, in Los Angeles, California, during which six witnesses testified for the Division of Enforcement (Division), three witnesses testified

[1] The Owners Group is a non-party granted limited participation.

for CMKM Diamonds, and more than sixty exhibits were admitted into evidence.[2] At the hearing, I read into the record the names of some twenty-five CMKM Diamonds shareholders who sent letters concerning this proceeding. I ruled that those letters would be treated as exhibits offered but not admitted into evidence. (Tr. 25-26.) Appendix A to this Initial Decision is a list of additional letters received after the hearing, which will receive the same treatment. The Division, CMKM Diamonds, and the Owners Group filed their Post-Hearing Briefs on June 6, June 17, and June 20, 2005, respectively. The Division filed its Reply Brief on June 29, 2005.[3]

ISSUES

If CMKM Diamonds has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, the issue is what remedial sanction, if any, is appropriate pursuant to Section 12(j) of the Exchange Act.

FINDINGS OF FACT

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981). I have considered and rejected all arguments and proposed findings and conclusions that are inconsistent with this Initial Decision.

Background

CMKM Diamonds was incorporated in Delaware in 1998 as Cyber Mark International Corp. (Cyber Mark). (Answer at 1-2.) In April 2002, Cyber Mark changed its corporate domicile to Nevada. (Answer at 2; Div. Ex. 3.) On November 25, 2002, Cyber Mark agreed to acquire certain mineral claims held by five companies owned by the family of Urban Casavant (Casavant) in exchange for $2 million and almost 3 billion shares of Cyber Mark restricted common stock with registration rights. (Answer at 2; Div. Ex. 3 at 5.) Prior to his resignation on November 25, 2002, Cyber Mark's sole director appointed Casavant sole director, president, and chief executive officer. (Answer at 2; Div. Ex. 3 at 7.) On November 26, 2002, Casavant appointed his wife, Carolyn Casavant, as vice president of claims, his son, Wesley Casavant, age twenty-two, to the position of corporate treasurer, and his daughter, Cindy Casavant, to the position of corporate secretary. (Answer at 2-3, Div. Ex. 3 at 7.) On December 3, 2002, the

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[2] The Division called an independent auditor, a Commission information and technology specialist, a transfer agent, a bookkeeper, a business man, and the president, chief executive officer, and co-director of CMKM Diamonds to testify. CMKM Diamonds called a business man, an attorney, and the co-director of CMKM Diamonds to testify.

[3] Citations to CMKM Diamonds's Answer will be noted as "(Answer __.)." Citations to the transcript of the hearing will be noted as "(Tr. __.)." Citations to the Division's and CMKM Diamonds's exhibits will be noted as "(Div. Ex. __.)," and "(Resp. Ex. __.)," respectively. Citations to the Division's, John Martin's, and CMKM Diamonds's Post-Hearing Briefs will be noted as "(Div. Post-Hearing Br. __.)," "(Owners Group Post-Hearing Br. __.)," and "(Resp. Post-Hearing Br. __.)," respectively.

company changed its corporate name to Casavant Mining Kimberlite International. (Answer at 3; Div. Ex. 3 at 7.) In February 2004, it changed its name to CMKM Diamonds. (Answer at 3.)

CMKM Diamonds currently is a Nevada corporation based in Las Vegas, Nevada, which is purportedly engaged in the business of mineral exploration.[4] (Answer at 6; Form 8-Ks, filed March-May 2005 (official notice); Div. Ex. 6 at 14.) In the most recent information it has provided to the public through a periodic filing, a Form 10-QSB for the quarter ending September 30, 2002, CMKM Diamonds reported total assets of $344.00, all in cash, and total liabilities of $1,672.00. (Div. Ex. 3 at 2.) Casavant currently is the president, chief executive officer, and co-chair of CMKM Diamonds's two-person board of directors. (Tr. 71-73; Div. Exs. 5, 18, 19, 24, 53; Form 8-Ks, filed March-May 2005 (official notice).) Casavant and his wife have signatory authority on CMKM Diamonds's bank accounts. (Tr. 183.) Casavant refused to testify at the hearing, and asserted his Fifth Amendment privilege against self-incrimination to all questions asked by the Division.[5] (Tr. 242-61.)

From January 1, 2003 through April 19, 2005, the price of CMKM Diamonds's stock ranged from a low of $0.00013 per share to a high of $0.0135 per share. (Div. Ex. 17.) Its average price during this period was $0.00071. (Div. Ex. 17.) The trading volume of CMKM Diamonds's stock from January 2003 until August 2003 exceeded 100 million shares per day on four occasions. (Tr. 137-38; Div. Ex. 61.) From August 2003 to April 2005, however, the trading volume of the company's stock was significantly higher, frequently exceeding 1 billion shares per day and sometimes exceeding 2 billion shares per day. (Tr. 138; Div. Exs. 17, 61.)

In a Form 8-K filed on March 14, 2005, CMKM Diamonds reported that on two occasions during 2004, it had amended its articles of incorporation to change the number of authorized shares. The first amendment, on March 1, 2004, changed the number of authorized shares from 200 billion to 500 billion. The second amendment, on August 18, 2004, changed the number of authorized shares from 500 billion to 800 billion. (Form 8-K, filed March 14, 2005 (official notice).) As of December 31, 2004, CMKM Diamonds had 2,033 shareholders of record and more than 778 billion shares outstanding. (Tr. 159-61; Div. Ex. 14 at 504.)

Donald J. Stoecklein (Stoecklein), current counsel for CMKM Diamonds, owns the Securities Law Institute in Las Vegas, Nevada, which assists approximately forty-two public companies in their periodic reporting obligations, including CMKM Diamonds. (Tr. 315-16.) Stoecklein also owns Opus Pointe, which is an accounting and bookkeeping company and a division of the Securities Law Institute. (Tr. 167, 326-27.) Opus Point and the Securities Law

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[4] Cyber Mark was formerly engaged in the electronic game industry. (Div. Ex. 3 at 2.)

[5] A trier of fact in a civil proceeding may draw adverse inferences from a respondent's refusal to testify. See Baxter v. Palmigiano, 425 U.S. 308, 319-20 (1976); John Kilpatrick, 48 S.E.C. 481, 486 & n.18 (1986). This may extend to a corporate defendant based on an officer's refusal to testify. See SEC v. Prater, 289 F. Supp. 2d 39, 50 (D. Conn. 2003). Nonetheless, I have not drawn any adverse inferences from Casavant's refusal to testify, because the evidence in the record is more than sufficient to decide this matter. Casavant was represented by David Z. Chesnoff, Las Vegas, Nevada, and Gerald W. Griffin, New York, New York.

Institute are working on CMKM Diamonds matters and an employee of each firm testified at the public hearing. (Tr. 167, 314.)

On March 4, 2005, CMKM Diamonds announced that, effective March 1, 2005, it had relocated its executive offices to 5375 Procyon Street, Suite 101, Las Vegas, Nevada. (Div. Ex. 53.) However, as of April 6, 2005, this address was occupied only by a "hot rod" shop. (Div. Ex. 55.) "Debbie" at the Securities Law Institute, which is owned by CMKM Diamonds's counsel, reported in an e-mail sent on April 6, 2005, that a shareholder had visited the site, discovered this fact, and reported it on the company's Web site.[6] "Debbie" advised that "You might want to call Urban [Casavant] or Michael and have them 'move in' and talk to the owner of the hot rod shop and also tell Andy what to tell shareholders when they call." (Div. Ex. 55.) CMKM Diamonds continued to report this false business address in two subsequent Form 8-K filings. (Div. Ex. 12; Form 8-K, filed May 18, 2005 (official notice).)

Robert Maheu (Maheu) has known Stoecklein for a number of years and is part of a team assembled by Stoecklein, which Maheu believes will clear up past mistakes and will result in compliance going forward. (Tr. 285-86, 296.) Maheu set up the Small Defense Plant Administration fifty years ago, and later the Small Business Administration. (Tr. 285, 287.) Casavant appointed Maheu as co-chairman of CMKM Diamonds's board in February 2005. (Tr. 283-84, 286, 293; Div. Exs. 53, 56.) Maheu is paid $40,000 per month. (Tr. 286.)

Failure to File Periodic Reports

CMKM Diamonds registered its securities with the Commission in 1999, pursuant to Section 12(g) of the Exchange Act. (Answer at 1, 6.) Since that time, CMKM Diamonds has failed to file annual reports for its fiscal years ended December 31, 2002, 2003, and 2004. (Answer at 7; Tr. 51; Div. Ex. 1.) It has also failed to file quarterly reports for the periods ended: March 31, June 30, and September 30, 2003; March 31, June 30, and September 30, 2004; and March 31, 2005. (Answer at 7; Tr. 51; Div. Ex. 2.)

On March 31, 2003, the company filed a request for an extension of time to file its annual report for the year ended December 31, 2002, because it had not yet completed its financial statements. (Div. Ex. 4.) CMKM Diamonds never filed an annual report for 2002. (Div. Ex. 1.) On May 16, 2003, the company filed a request for an extension of time to file its quarterly report for the period ended March 31, 2003, claiming it had not yet completed its financial statements. (Div. Ex. 7.) Despite having not filed an annual report for 2002, CMKM Diamonds erroneously represented in this filing that it had filed all required reports for the preceding twelve months. (Div. Ex. 7.) CMKM Diamonds never filed a quarterly report for the quarter ending March 31, 2003. (Div. Ex. 2.)

On July 22, 2003, CMKM Diamonds filed a Form 15, signed by Casavant, pursuant to Exchange Act Rule 12g-4, in which it certified that it had approximately 300 shareholders of

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[6] In February 2005, Debbie Amigone was one of Stoecklein's employees working on CMKM Diamonds matters. (Tr. 163.)

record as of that date.[7] (Div. Ex. 8.) The trading volume in CMKM Diamonds's shares inexplicably experienced a sharp increase shortly after it filed the Form 15.

On February 16, 2005, CMKM Diamonds revoked its original Form 15 filing because it actually had 698 shareholders of record as of the filing date of the original Form 15.[8] (Div. Exs. 9, 13.) The persuasive evidence is that the Division's inquiry to CMKM Diamonds's counsel on December 23, 2004, led CMKM Diamonds to revoke the Form 15 because it contained a materially false representation. (Div. Exs. 20, 21.)

Failure to Achieve Compliance

In early January 2005, CMKM Diamonds retained Bagell, Josephs & Company, LLC, to audit the company's financial statements. (Tr. 68-74, 79; Div. Ex. 24.) Neil Levine (Levine), a certified public accountant with that firm and the engagement partner on the audit, met with Casavant and others to discuss the requirements for the audit. (Tr. 68-73.) Since being retained, Levine and his firm have not performed any audit procedures because CMKM Diamonds has failed to provide them with any books, records, or supporting documents, despite their repeated requests. (Tr. 69-71, 82-86, 95, 103, 109.) For example, Levine requested, but never received, supporting documents, such as invoices, for the company's stock issuances. (Tr. 82-86, 91.) He did receive a memorandum with several pages of spreadsheets attached, identifying to whom stock was issued in 2002 and 2003, as well as the number of shares. (Tr. 84-85; Div. Ex. 26.) These documents were incomplete, however, as the stock price was not included for every issuance and there was no information about stock issuances in 2004. (Tr. 85; Div. Ex. 26.)

In late February 2005, Levine sent a letter inquiring about the status of the information he had requested, including general ledgers and documents supporting the company's stock issuances. (Tr. 90-91; Div. Ex. 27.) Levine never received a response. (Tr. 91.) Subsequently, Levine met with Casavant, Stoecklein, and others in Las Vegas. (Tr. 92.) They discussed Levine's requests for documents, and he was informed that the company's books and records were being assembled. (Tr. 92-94, 103.) Levine did not receive any documents at this meeting, and no one gave him a date by which he would receive such documents. (Tr. 93.) He later contacted the company to gauge their progress in assembling the books and records. (Tr. 93-94.) Its response informed him that things were progressing slowly. (Tr. 94.) One week before the

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[7] Form 15 is titled Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

[8] CMKM Diamonds's assertion that it brought the incorrect Form 15 to the Commission's attention in February 2005, when it learned that CMKM Diamonds had more than 300 shareholders on July 22, 2003, is false. (Answer at 5, 11-12; Tr. 318-24, 342-47; Div. Ex. 54.) On December 23, 2004, the Division inquired of counsel why CMKM Diamonds was not filing periodic reports. (Div. Exs. 20, 21.) At that time, CMKM Diamonds was represented by David G. Liston, Hughes Hubbard & Reed, LLP. (Id.) This correspondence establishes that the Commission knew in December 2004 that CMKM Diamonds's Form 15 was false.

hearing, Stoecklein told Levine that the company would be sending him documents. (Tr. 94.) Levine did not receive anything. (Tr. 95.)

Levine opined that if he received all the necessary information in proper form, he may be able to perform the required audits in three months. (Tr. 95-96.) Levine and his firm terminated the engagement with CMKM Diamonds effective at the end of the hearing, due to the company's failure to provide the requested documentation and information required to perform the audit work. (Tr. 96-98; Div. Ex. 59.)

In early March 2005, several months after the auditor was retained, Opus Pointe was hired to compile CMKM Diamonds's financial information for its financial statements.[9] (Tr. 168.) Suzanne Herring (Herring) is an accountant with, and president of, Opus Pointe. (Tr. 167.) Since being retained, CMKM Diamonds has provided Opus Pointe with bank statements, cancelled checks, contracts, and reports from the transfer agent. (Tr. 171-72, 179.) Though Herring has made repeated requests for additional documents over several months, she has not been provided with a "pretty substantial" amount of information that she needs to prepare the financial statements. (Tr. 183.) For instance, Herring has repeatedly requested additional documents from Casavant, Ginger Gutierrez, who was the office administrator at the company, CMKM Diamonds's former attorney, and a former company employee. (Tr. 172-79, 181-83.) None of these persons have furnished any documents to Herring. (Tr. 172-79, 182-83.)

When Opus Pointe began its work in March 2005, CMKM Diamonds's balance sheet, financial statements, and general ledger were nonexistent. (Tr. 171.) Opus Pointe has since posted some transactions to draft general ledgers for the fiscal years ended December 31, 2002, 2003, and 2004. (Tr. 171-72, 185; Div. Ex. 58.) These draft ledgers, which are the only books and records prepared to date, are incomplete and based on incomplete information. (Tr. 185-86, 191, 204; Div. Ex. 58.) For example, Herring has not been provided documents that support CMKM Diamonds's issuance of more than $24 million in stock pursuant to an "unknown agreement." (Tr. 191-92.) She also is unsure whether CMKM Diamonds's purported acquisition of a jade collection, supposedly worth $56 million, has or has not been reversed. (Tr. 187-91.)

The draft ledger for 2003 reflects that deposits were made into CMKM Diamonds's bank account. (Tr. 193-96.) These deposits were not revenues earned by the company; instead, they were loans from Casavant. (Tr. 194-96.) The draft ledger for 2003 reflects no revenues because the company was not engaged in any revenue-producing activities. (Tr. 193-96; Div. Ex. 58.) Similarly, the draft ledger for 2004 reflects no business operations and no revenues or income.[10]

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[9] CMKM Diamonds did not pay Opus Pointe's retainer; rather, it was paid by the Securities Law Institute. (Tr. 169.)

[10] CMKM Diamonds's business partners testified that the company did, in fact, have some business operations. According to their testimony: CMKM Diamonds owns one mine shaft in Ecuador, and Nevada Minerals is the operator of the mine. (Tr. 220-22, 237-38, 263-64.) U.S. Canadian Minerals owns a processing facility in Ecuador, which processes the ore that is extracted from CMKM Diamonds's mine. (Tr. 216-21, 236-37, 267-68, 271.) Under the terms

(Tr. 196-97; Div. Ex. 58.) CMKM Diamonds had an accumulated deficit of more than $36 million as of December 31, 2004. (Tr. 197-203.)

Herring estimated that she would require approximately thirty days to reconstruct CMKM Diamonds's books and records for 2002, 2003, and 2004, once she had all the information that she needed. (Tr. 203-04.) She has been unable to proceed because she lacks the documents that she requested from the company. (Tr. 204.)

The meetings Maheu has attended concerning CMKM Diamonds have been held in Stoecklein's office, possibly because Casavant operates CMKM Diamonds out of his home. (Tr. 175, 291.) Maheu has no background in the mining business, and does not know how many employees CMKM Diamonds has, if any, who they are, how much they are paid, or what kind of work they perform. (Tr. 296-98.) He has never seen CMKM Diamonds's general ledger and does not know what the company's assets and liabilities are. (Tr. 307-08.) Maheu incorrectly assumed that an audit of the company's financial statements had started as of the date of the hearing. (Tr. 306-07.) Maheu was unaware that CMKM Diamonds had not responded to requests for financial information and, at the hearing, he learned that CMKM Diamonds had not provided auditors and bookkeepers with documents they requested from Casavant months earlier. (Tr. 288-91.)

CMKM Diamonds currently has no independent auditor to audit its financial statements. In fact, it has no financial statements to be audited. In addition, no drafts of any of CMKM Diamonds's missing periodic reports have been prepared. (Tr. 336-38.) No witness could specify a date by which CMKM Diamonds would file any of its delinquent reports. (Tr. 275, 296, 354.)

CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and Rules 13a-1 and 13-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual

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of Nevada Minerals's contract with CMKM Diamonds, Nevada Minerals is entitled to twenty percent of the revenue that CMKM Diamonds collects. (Tr. 272-75.)

In 2004, CMKM Diamonds and U.S. Canadian Minerals purportedly split between $90,000 and $120,000 in revenues. (Tr. 217-19, 222-23.) CMKM Diamonds did not, however, actually receive this money, as it went to either Nevada Minerals or the purchase of safety equipment. (Tr. 238-39, 275-76) CMKM Diamonds owed Nevada Minerals $180,000, as of one week before the hearing. (Tr. 239, 273-76; Div. Exs. 22, 23.) As the result of a default letter, the parties agreed in May 2005 that Nevada Minerals will take possession of the "sands" in Ecuador to satisfy the debt that CMKM Diamonds owes Nevada Minerals. (Tr. 273.) Also, in December 2004, Nevada Minerals surrendered 75 billion shares of CMKM Diamonds stock to the company for a $2.2 million promissory note due in December 2005. (Tr. 277-78.) CMKM Diamonds and U.S. Canadian Minerals are also engaged in a joint venture in Canada, which has not generated any revenues. (Tr. 240.)

reports, and Exchange Act Rule 13a-13 requires issuers to submit quarterly reports. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F.Supp. 1250, 1268 (D.D.C. 1978).

The purpose of the periodic reporting provisions is to supply the investing public with current and accurate information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

CMKM Diamonds admits that it has not filed an annual report since May 9, 2002, or a quarterly report since November 18, 2002, but it contends that it did not violate the periodic reporting provisions, because it had a good faith belief that the number of shareholders of record identified in the original Form 15 was accurate, and that filing was not denied or revoked by the Commission. (Answer at 5, 7; April 13, 2005, Prehearing Conference Tr. 12; Tr. 51-54; Resp. Post-Hearing Br. at 2, 5-7, 15-16.) More specifically, CMKM Diamonds argues that the filing of the Form 15 on July 22, 2003, suspended its duty to file periodic reports until it revoked the Form 15 on February 17, 2005. (Answer at 5, 11-12; Tr. 51-54; Resp. Post-Hearing Br. at 2, 5-7, 15-16.)

Exchange Act Rule 12g-4 provides, in relevant part, that an issuer's duty to file periodic reports shall be suspended immediately upon filing a certification on Form 15 that its class of securities registered under the Exchange Act is held of record by less than 300 persons. Implicit in this rule is that the information reported be true and correct. See SEC v. Savoy Indus., 587 F.2d 1149, 1165 (D.C. Cir. 1978); SEC v. Kalvex, Inc., 425 F. Supp. 310, 316 (S.D.N.Y. 1975); see also Black's Law Dictionary, 124, 220 (7th ed. 1999) (a "certification" is an "attested statement," which means a statement affirmed to be true or genuine). The evidence establishes that CMKM Diamonds knew, or was reckless in not knowing, that it had more than 300 shareholders of record when it filed the Form 15 on July 22, 2003.

On January 12, 2003, CMKM Diamonds issued 994,083,000 shares to 360 people for "fieldwork in Canada."[11] (Tr. 157-59; Div. Exs. 15, 26.) CMKM Diamonds also issued almost 3 billion shares to twenty-nine companies on January 22, 2003. (Tr. 87-89; Div. Exs. 16, 26.) On January 7, 2003, CMKM Diamonds announced that it was performing a shareholder audit

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[11] As sole director, Casavant has authorized the issuance of an unbelievable number of CMKM Diamonds's shares. The owner of CMKM Diamonds's transfer agent, who I find credible based on her demeanor, testified that she found this stock issuance to be strange, and she did not transfer stock for any other company with over 778 billion shares outstanding. (Tr. 159, 166.)

designed to identify every shareholder of record. (Div. Ex. 29.) Two weeks later, the company announced that it expected the audit to be completed in the next few days. (Div. Ex. 30.) Given the company's recent issuance of shares, this shareholder audit would have determined that CMKM Diamonds had more than 300 shareholders of record as of January 2003.

Less than one month after filing the false Form 15, CMKM Diamonds announced a two-for-one stock split, payable to all shareholders of record as of September 12, 2003. (Div. Exs. 34, 36, 38, 41.) Also, the company announced in September 2003 that it was spinning off a portion of its business, and each shareholder of record as of September 19, 2003, would receive one share of the subsidiary's stock for each share of CMKM Diamonds stock they held. (Div. Ex. 40.) These announcements indicate that CMKM Diamonds was well aware of the true number of its shareholders of record in the months that immediately followed the filing of the false Form 15.

The records of CMKM Diamonds's transfer agent, 1st Global Stock Transfer, LLC (1st Global), establish that CMKM Diamonds had 698 shareholders of record on July 22, 2003. (Tr. 141-42, 146-47, 151; Div. Ex. 13.) 1st Global would have retained a copy of a request by a company for a shareholder list. (Tr. 155-57.) 1st Global has no record or recollection of CMKM Diamonds requesting a copy of a shareholder list or otherwise inquiring as to the number of shareholders it had in July 2003. (Tr. 155-57, 162, 165-66.) Thus, the evidence is that CMKM Diamonds made no effort to confirm or verify the number of shareholders of record before filing the Form 15.

Moreover, an attorney representing CMKM Diamonds wrote a letter to the transfer agent dated February 5, 2004, stating that 1st Global's records of the company's share issuances since January 2003 "match the records and remembrances of [CMKM Diamonds]."[12] (Div. Ex. 57.) As such, CMKM Diamonds must have known that it had more than 300 shareholders of record when it filed the original Form 15.

In addition, Casavant and CMKM Diamonds issued statements throughout 2004 that: (1) support my finding that the company either knew, or was reckless in not knowing, that the original Form 15 was false; and (2) contradict the contention that CMKM Diamonds did not believe it had any reporting obligations subsequent to filing the false Form 15. These statements demonstrate that CMKM knew that the original Form 15 was false and that it remained subject to the periodic reporting requirements.

Beginning in January 2004, Casavant mentioned to a business partner that CMKM Diamonds "needed to be reporting," and he assured him ten or twelve times in 2004 that CMKM Diamonds was "working on getting reporting," and that the company was "getting close to be[ing] reporting." (Tr. 208-09, 214.) Casavant wanted to announce that CMKM Diamonds "was reporting" in October 2004 at a shareholder appreciation party. (Tr. 209-10.) In June 2004, CMKM Diamonds issued at least three press releases in which it announced that it was

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[12] The letter was written by Brian Dvorak of Dvorak & Associates, Ltd., another attorney representing the company. (Tr. 176.)

taking steps to becoming fully reporting and that it was dedicated to complying fully with all requirements.[13] (Div. Exs. 43-45.) In September 2004, CMKM Diamonds announced that its accountants were "working to complete the audit of the company's financials. When that has been accomplished, the company will be well on its way to becoming a reporting company again." (Div. Ex. 49.) Furthermore, in October 2004, Casavant stated in an interview broadcast on an Internet Web site that the company was "working really hard" to bring current its reporting, and that it was "ahead of schedule." (Tr. 211; Div. Exs. 18, 19.) Although he did not provide an exact date by which the audit would be completed, Casavant indicated that it may be by the end of October 2004. (Div. Exs. 18, 19.)

Assuming arguendo that CMKM Diamonds honestly believed somehow that it had three hundred or less shareholders on July 22, 2003, there is no evidence is that it made an effort to confirm or verify such material information with its transfer agent prior to filing the false Form 15. By not doing so, and in light of its stock issuances and announcements before it filed the Form 15, CMKM Diamonds turned a blind eye to information that would have revealed the misrepresentation in the Form 15. See SEC v. Roor, 2004 U.S. Dist. LEXIS 17416 at *15, *26 (S.D.N.Y. 2004). Accordingly, CMKM Diamonds's conduct in this regard was, at a minimum, reckless. See id.; see also In re Fischbach Corp. Sec. Litig., 1992 U.S. Dist. LEXIS 373 (S.D.N.Y. 1992).

The evidence is overwhelming that CMKM Diamonds and Casavant knew or, at a minimum, was reckless in not knowing, that the original Form 15 was false. I therefore conclude that filing the false Form 15 did not suspend CMKM Diamonds's reporting obligations.[14] To conclude otherwise would permit companies to deprive shareholders and the investing public generally of information about the company by knowingly or recklessly filing materially false forms with the Commission.

The facts of this case demonstrate a situation where management deprived shareholders and investors of material information in official filings, but promoted the company to investors through informal news releases and public statements that contained false information. Since filing the false Form 15, CMKM Diamonds has told the public informally that it has engaged in several multi-million dollar transactions. For example, in press releases issued on July 27, 2004, and September 13, 2004, respectively, CMKM Diamonds announced the receipt of $3 million from U.S. Canadian Minerals and $5 million from St. George Minerals. (Tr. 308-09; Div. Exs. 46, 48.) These press released also indicated that CMKM Diamonds would soon file its delinquent reports. As a result of CMKM Diamonds's failure to file periodic reports making formal public disclosure of material information, the investing public has received only self-serving statements from persons promoting CMKM Diamonds.

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[13] In two of the press releases, Casavant announced that CMKM Diamonds had retained the law firm of Edwards & Angell. (Div. Exs. 44, 45.)

[14] CMKM Diamonds presented no evidence to support its defense that it relied on the advice of counsel in filing the original Form 15. (April 13, 2005, Prehearing Conference Tr. 12; Answer at 3.)

I conclude that CMKM Diamonds violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 by failing to file: (1) annual reports since May 9, 2002; and (2) quarterly reports since November 18, 2002.

Finally, at the hearing on May 10, 2005, CMKM Diamonds argued that its periodic filings were only delinquent by twenty-two days.[15] (Tr. 51-57; Resp. Post-Hearing Br. at 2, 5-7, 15-16.) However, CMKM Diamonds knew that revocation of the Form 15 required CMKM Diamonds to file all missing periodic reports within sixty days, or by April 18, 2005. (Tr. 324.) As of the date of this Initial Decision, CMKM Diamonds had not filed the missing reports. Therefore, even if I accepted CMKM Diamonds's position that it acted in good faith and believed that the representations in its Form 15 were true, it is still in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. Because I have already concluded that CMKM Diamonds violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, the only remaining issue is the appropriate sanction.

In determining whether a sanction is appropriate under Section 12(j) of the Exchange Act, the public interest factors identified in Steadman v. SEC are instructive. 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981); see also WSF Corp., 77 SEC Docket 1831, 1836-37 (May 8, 2002) (12(j) case applying Steadman). The relevant factors under Steadman are: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (5) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. 603 F.2d at 1140. No one factor controls. See SEC v. Fehn, 97 F.3d 1276, 1295-96 (9th Cir. 1996).

CMKM Diamonds's violations of the periodic reporting provisions were recurrent, egregious, and evidence a high degree of scienter. Over a period of several years, it failed to file: (1) required annual reports for its fiscal years ended December 31, 2002, 2003, and 2004; and (2) required quarterly reports for the periods ended March 31, June 30, and September 30, 2003, and 2004, and March 31, 2005. Several of these violations occurred after the institution of this proceeding, and each violation occurred after Casavant assumed control of the company. Furthermore, CMKM Diamonds filed a registration statement on Form S-8 in May 2003, more than two months before it filed the false Form 15. (Div. Ex. 6.) Thus, it was required to file

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[15] Exchange Act Rule 12g-4(b) provides that if the certification on Form 15 is subsequently withdrawn, the issuer shall, within sixty days of such withdrawal, file with the Commission all reports which would have been required had the certification not been filed.

periodic reports pursuant to Exchange Act Section 15(d) for at least the remainder of 2003. CMKM Diamonds failed to do so. Lastly, the instructions to Form S-8 require that an issuer may use Form S-8 only when it has filed all required periodic reports for the preceding twelve months. CMKM Diamonds, however, was delinquent in filing its annual report for the fiscal year ended December 31, 2002, when it registered its securities on Form S-8.

CMKM Diamonds's violations involved important provisions of the Exchange Act. Throughout the period during which it has filed no reports, CMKM Diamonds has operated in secret, revealing scant information to the investing public regarding its purported multi-million dollar transactions and stock issuances while the trading volume of its stock is consistently more than 1 billion shares per day. Finally, CMKM Diamonds continues to report a false business address in filings with the Commission.

The company's and Casavant's repeated statements during 2004 about "working on getting reporting" and becoming compliant indicate that the company was acutely aware of its failure to file required periodic reports. Furthermore, as discussed above, CMKM Diamonds misrepresented the number of its shareholders of record in the original Form 15.

CMKM Diamonds does not appreciate the wrongfulness of its conduct and the requirement that it provide the investing public with accurate information. It also has failed to offer adequate assurances against future violations. Although CMKM Diamonds was purportedly "working on getting reporting" during 2004, CMKM Diamonds's first actual efforts at becoming compliant were in January 2005, after the Division had already contacted it regarding its delinquent reports. Prior to that time, the company's financial statements were nonexistent and it had retained no auditor. (Tr. 68-77, 171.) In fact, to this day its financial statements remain nonexistent and its auditor has since resigned due to the company's failure to cooperate with the audit. In February 2005, CMKM Diamonds announced that it was "working toward completing an audit of its financial statements." (Div. Ex. 52.) In reality, however, the company had no financial statements to audit and an audit had yet to begin. Since that time, the company has refused to provide its auditor and bookkeeper with information, despite their repeated requests. Additionally, CMKM Diamonds repeatedly misrepresented its business address in the following months.

Maheu's appointment as director does little to assure me that the company will be able to effect prompt compliance, as he is without sufficient control of the company or the situation. For example, as of the hearing, he was under the mistaken impression that an audit had commenced. Furthermore, he learned at the hearing that the company had consistently failed to provide documents requested by its auditor and bookkeeper.

Finally, CMKM Diamonds's violations of the periodic reporting provisions will likely to continue in the future. Opus Pointe has barely begun assembling the company's financial statements, and despite repeated requests, the company has yet to provide it with substantial information necessary for their completion. Moreover, CMKM Diamonds's auditor recently terminated the engagement due primarily to Casavant's failure to provide promised documents. Thus, CMKM Diamonds has no independent auditor and no financial statements to be audited. Furthermore, no drafts of CMKM Diamonds's missing reports have been prepared and no witness could specify a date by which the company would file any of its delinquent reports. As such, it is highly likely that CMKM Diamonds will continue to violate the periodic reporting provisions in the future.

The public hearing was an opportunity for CMKM Diamonds to address the allegations in the OIP. It failed to do so. Casavant seems to be the only person running the company and he refused to testify. Several witnesses testified that they tried to get financial information from Casavant and he failed to supply it. CMKM Diamonds has been out of compliance since 2002, and has made no good faith effort to remedy the situation.

CMKM Diamonds's failure to file required periodic reports has deprived the investing public of current, reliable information regarding its operations, purported million-dollar transactions, and financial condition. Viewing the <u>Steadman</u> factors in their entirety, I conclude that the appropriate sanction for the protection of investors is revocation of the registration of CMKM Diamonds's securities.

RECORD CERTIFICATION

Pursuant to Rule 351(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.351(b), I hereby certify that the record includes the items set forth in the record index issued by the Secretary of the Commission on July 6, 2005.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of CMKM Diamonds, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the

Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge